NEWS RELEASE

Endeavour to List 2,555,000 Warrants on May 23

May 19, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF:PNK, and EJD: FSE) announces that a total of 2,555,000 common share purchase warrants of Endeavour Silver Corp. will be listed and posted for trading at the open on Tuesday May 23, 2006, under the following trading information:

Warrant Symbol:	EDR.WT

Warrant Cusip No.:	29258Y111

The warrants were issued in connection with a private placement of 5.11 million special warrants. The details of the closing of the private placement were contained in a news release dated April 25, 2006. Each special warrant was deemed exercised into one common share and one-half of a warrant upon the issuance of a MRRS decision document with respect to a short form prospectus dated May 15, 2006, qualifying the common shares and warrants underlying the special warrants. Each whole warrant entitles the holder to purchase one additional common share of the company at a price of $5.25 per share until October 24, 2007. The warrants will be governed by the terms of a warrant indenture between the company and Computershare Trust Company of Canada, as warrant trustee. The warrant indenture will provide for appropriate adjustments to the warrants in the event of stock dividends, subdivisions, consolidations and other forms of capital reorganization.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver production, resources and reserves in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD